Boot Barn Holdings, Inc.

15776 Laguna Canyon Road

Irvine, CA 92618

949-453-4400

November 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:                           Boot Barn Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-205971)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Boot Barn Holdings, Inc. (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-205971) filed with the Commission on July 31, 2015, including all amendments and exhibits thereto (the “Registration Statement”).  The Company is seeking withdrawal of the Registration Statement because the selling stockholders have informed the Company of their decision not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement.  In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at 949-453-4400 or Howard A. Kenny of Morgan, Lewis & Bockius LLP at 212-309-6843.

Sincerely,

BOOT BARN HOLDINGS, INC.

By:	/s/ Gregory V. Hackman
Gregory V. Hackman
Chief Financial Officer